UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

LTX-CREDENCE CORPORATION

(Name of applicant)

1355 California Circle, Milpitas, California 95035

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*
3.5% Convertible Senior Subordinated Notes due 2011	Up to aggregate principal amount of $50,543,000

Approximate date of proposed public offering:

As promptly as possible after the effectiveness of this Application for Qualification

Name and address of agent for service:
Joseph A. Hedal, Esq. Vice President, General Counsel and Secretary LTX-Credence Corporation 825 University Avenue Norwood, Massachusetts 02062 (781) 461-1000	With a copy to: Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800

*	The actual aggregate principal amount of 3.5% Convertible Senior Subordinated Notes due 2011 to be issued pursuant to the Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company’s 3.5% Convertible Senior Subordinated Notes due 2010 that are exchanged as described in Item 2.

THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.

GENERAL

1. General Information.

(a)	The applicant, LTX-Credence Corporation (the “Company”), is a corporation.

(b)	The Company is incorporated under the laws of the Commonwealth of Massachusetts.

2. Securities Act Exemption Applicable.

The Company intends to issue 3.5% Convertible Senior Subordinated Notes due 2011 (the “New Notes”) under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Indenture, see Item 8 of this Application.

The Company may issue up to $50,543,000 aggregate principal amount of New Notes in exchange for equal principal amounts of the Company’s 3.5% Convertible Senior Subordinated Notes due 2010 (the “Old Notes”). The Company may issue the New Notes in one or more transactions with holders of the Old Notes pursuant to one or more exchange agreements, the form of which will be filed as Exhibit T3E.1 hereto and which is incorporated herein by reference. No exchanges of Old Notes will be accepted, and no New Notes will be issued, before the effectiveness of this Application.

The Old Notes were originally issued by Credence Systems Corporation, formerly a wholly-owned subsidiary of the Company, pursuant to an indenture, dated December 21, 2006 (as amended from time to time, the “Old Indenture”), between Credence and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). On January 30, 2009, Credence merged with and into the Company and the Company executed a second supplemental indenture to the Old Indenture, pursuant to which the Company assumed all obligations of Credence under the Old Notes and the Old Indenture.

The Company intends to issue the New Notes to existing holders of the Old Notes in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such exchange, except for payment by the Company of the fees and expenses of (i) its legal advisors for their legal services and (ii) the Trustee for its services as trustee under the Old Indenture and the New Indenture. No holder of any Old Note has made or will make any cash payment to the Company in connection with such exchange.

AFFILIATIONS

3. Affiliates.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which is incorporated herein by reference.

The following is a list of entities that may be deemed affiliates of the Company as of the date of this Application:

Name	Jurisdiction	Ownership Percentage
LTX International Inc., Domestic International Sales Corporation (DISC)	Delaware	100%
LTX (Deutschland) GmBH	Germany	100%
LTX France S.A.	France	100%
LTX Test Systems Corporation	Delaware	100%
LTX (Italia) S.r.	Italy	100%
LTX (Foreign Sales Corporation) B.V.	The Netherlands	100%
LTX Asia International, Inc.	Delaware	100%
LTX Israel Limited	Israel	100%
LTX (Malaysia) SDN.BHD	Malaysia	100%
LTX LLC	Delaware	100%
LTX (Shanghai) Co., Ltd.	China	100%
Credence Capital Corporation	California	100%
Credence International Limited, Inc.	Delaware	100%
Wholly owned subsidiary:
Credence Korea Ltd.	South Korea	100%
Credence International Ltd.	British Virgin Islands	100%
Wholly owned subsidiaries:
Credence Systems Pte Ltd.	Singapore	100%
NPTest (Philippines) Inc.	Philippines	100%
NPTest UK Ltd.	United Kingdom	100%
Wholly owned subsidiary:
Credence France SAS	France	100%
Credence Systems KK	Japan	100%
Credence Systems (M) Sdn BhD	Malaysia	100%
Credence Systems (P), Inc.	Philippines	100%
Credence Europa Ltd	United Kingdom	100%
Wholly owned subsidiaries:
Credence Systems GmbH	Germany	100%
Credence Systems (UK) Limited	United Kingdom	100%
Credence Italia Srl	Italy	100%
Credence Systems Armenia L.L.C.	Republic of Armenia	100%

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

Set forth below are the names and all offices of all directors and executive officers of the Company and all persons chosen to become directors or executive officers. The mailing address for each director and executive officer is c/o LTX-Credence Corporation, 1355 California Circle, Milpitas, California 95035 and each person’s telephone number is (781) 461-1000.

Name	Office(s)
Roger W. Blethen	Chairman of the Board of Directors
Mark S. Ain	Director
Lori Holland	Director
Stephen M. Jennings	Director
Roger J. Maggs	Director
Bruce R. Wright	Director
Ping Yang	Director
David G. Tacelli	Director, Chief Executive Officer and President
Mark J. Gallenberger	Vice President, Chief Financial Officer and Treasurer
Bruce R. MacDonald	Vice President Marketing
Peter S. Rood	Vice President Product Development

5. Principal Owners of Voting Securities.

As of February 2, 2009, based on publicly available information, the Company believes that the following persons own ten percent or more of the voting securities of the Company:

Names and Complete Mailing Address	Title of Class Owned	Amount Owned		Percentage of Voting Securities Owned(1)
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	Common Stock, par value $0.05 per share	19,869,900	(2)	15.7%
State of Wisconsin Investment Board P.O. Box 7842 Madison, WI 53707	Common Stock, par value $0.05 per share	12,633,830	(3)	10.0%

(1)	Percentage of voting securities owned is based on 126,948,501 shares of the Company’s Common Stock, par value $0.05 per share, outstanding as of February 2, 2009.
(2)	Information derived from a Schedule 13G filed by FMR LLC on October 10, 2008.
(3)	Information derived from a Schedule 13G filed by the State of Wisconsin Investment Board on January 30, 2009.

UNDERWRITERS

6. Underwriters.

(a)	During the three years prior to the date of the filing of this Application, no person has acted as an underwriter of the Company’s securities.

(b)	The New Notes will be exchanged for Old Notes without the assistance of an underwriter.

CAPITAL SECURITIES

7. Capitalization.

(a)	The table below sets forth the amount authorized and amount outstanding of each class of the Company’s securities as of February 2, 2009.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.05 per share	400,000,000 shares	126,948,501
3.5% Convertible Senior Subordinated Notes due 2010	$122,500,000 principal amount	$50,543,000 principal amount

(b)	At all meetings of the Company’s stockholders, each holder of common stock is entitled to one vote for each share of common stock entitled to vote and registered in his or her name.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the New Indenture. The following is a general description of certain provisions of the New Indenture. The description is qualified in its entirety by reference to the New Indenture, which is filed as Exhibit T3C.1 hereto and incorporated herein by reference. The following description is subject to amendment, modification and completion upon finalization of the New Indenture. Capitalized terms used below and not otherwise defined herein have the meanings ascribed to them in the New Indenture.

(a)	Events of Default; Withholding of Notice

An “Event of Default” with respect to any New Notes occurs if:

(1)	the Company defaults in the payment of principal of or premium on, the New Notes when due at maturity, upon repurchase, upon acceleration or otherwise; or

(2)	the Company defaults in the payment of any installment of interest on the New Notes when due and continuance of such default for 30 days or more; or

(3)	the Company defaults in the payment of the Designated Event Payment in respect of the New Notes on the date therefor; or

(4)	the Company fails to deliver all cash and any shares of Common Stock when such cash and Common Stock, if any, are required to be delivered upon conversion of a New Note; or

(5)	the Company fails to provide timely notice of any Designated Event; or

(6)	the Company defaults (other than a default described in paragraph (1), (2), (3), (4) or (5) above) in the performance of, or breaches, any other covenant or warranty of the Company set forth in the New Indenture or the New Notes and fails to remedy such default or breach within a period of 30 days after the receipt of written notice from the Trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding New Notes; or

(7)	a default under agreements evidencing Indebtedness of the Company or any of its subsidiaries aggregating $10,000,000 or more, which default (i) results from the failure to pay principal when due under such agreement or (ii) results in the acceleration of such Indebtedness prior to its express maturity (without such acceleration being rescinded or annulled), provided that such default is not cured or such acceleration is not annulled within 30 days after receipt of written notice by the Company from the Trustee or by the Company and the Trustee from any holder of New Notes; or

(8)	failure to pay a final, nonappealable judgment or final, nonappealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) for the payment of money entered by a court or courts of competent jurisdiction against the Company or any Material Subsidiaries of the Company, which judgments remain unstayed, unbonded or undischarged for a period of 60 days, provided that the aggregate amount of all such judgments exceeds $10,000,000; or

(9)	the Company or any Material Subsidiary, pursuant to or within the meaning of any Bankruptcy Law, commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a Custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or makes the admission in writing that it generally is unable to pay its debts as the same become due; or

(10)	a court of competent jurisdiction enters a judgment, order or decree under any Bankruptcy Law that is for relief against the Company or any Material Subsidiary in an involuntary case, and the order or decree remains unstayed and in effect for 90 days, appoints a Custodian of the Company or any Material Subsidiary, and the order or decree remains unstayed and in effect for 90 days, or orders the liquidation of the Company or any Material Subsidiary, and the order or decree remains unstayed and in effect for 90 days.

If an Event of Default (other than an Event of Default with respect to the Company specified in paragraph (9) or (10) above) occurs and is continuing, then the Trustee, by written notice to the Company, or the holders of at least 25% in aggregate principal amount of the then-outstanding New Notes, by written notice to the Company and the Trustee, may declare the unpaid principal of and accrued and unpaid interest and premium, if any, on all the New Notes to be due and payable. If any Event of Default with respect to the Company specified in paragraph (9) or (10) above occurs, all unpaid principal of and accrued and unpaid interest and premium, if any, on the New Notes then-outstanding will become automatically due and payable subject to the provisions of Article XI of the New Indenture, without any declaration or other act on the part of the Trustee or any holder of New Notes.

If a Default or Event of Default occurs and is continuing and if it is known to a Trust Officer of the Trustee, the Trustee will mail to each holder of a New Note a notice of the Default or Event of Default within 60 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of or interest or premium, if any, on any New Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of the holders of the New Notes.

(b)	Authentication and Delivery of the New Notes; Use of Proceeds

One Officer will sign the New Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a New Note no longer holds that office at the time the New Note is authenticated, the New Note will nevertheless be valid.

A New Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the New Note has been authenticated under the New Indenture.

Following execution of the New Indenture and upon a written order of the Company signed by an Officer of the Company, the Trustee will authenticate New Notes for original issue in an aggregate principal amount of up to $50,543,000. After the Company’s initial issuance of New Notes under the New Indenture, the Company may, from time to time after the execution of the New Indenture, execute and deliver to the Trustee for authentication additional New Notes (“Additional New Notes”), and the Trustee will thereupon authenticate and deliver said Additional New Notes to or upon the written order of the Company in accordance with the New Indenture, without any further action by the Company; provided however that the Company may issue Additional New Notes only if: (a) all New Notes are treated as part of the same issue of debt instruments for purposes of U.S. federal income tax laws; (b) all New Notes shall have the same CUSIP number, and (c) the Trustee receives an Officers’ Certificate and an Opinion of Counsel to the effect that such issuance of Additional New Notes complies with the provisions of the New Indenture.

The New Notes will be issuable only in registered form without coupons and only in denominations of $100 or any integral multiple thereof.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so.

The Company will receive not receive any proceeds from the issuance of the New Notes.

(c)	Release and Substitution of Any Property Subject to the Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d)	Satisfaction and Discharge

The Company may terminate all of its obligations under the New Indenture if:

(1) either (a) the Company delivers to the Trustee for cancellation all of the then-outstanding New Notes, or (b) all the then-outstanding New Notes have become due and payable, or by their terms will become due and payable within one year, or are delivered to the Trustee for conversion in accordance with the New Indenture, and

(2) the Company (a) deposits with the Trustee, in trust, amounts sufficient to pay all of then-outstanding New Notes and (b) pays all other sums payable under the New Indenture by the Company, and

(3) the Company delivers an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the New Indenture relating to the satisfaction and discharge of the New Indenture have been complied with.

(e)	Evidence Required to be Furnished by the Company upon the Indenture Securities to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers’ Certificate stating that a review of the activities of the Company and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has fully performed its obligations under the New Indenture and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company is not in default in the performance or observance of any of the terms and conditions of the New Indenture (or, if any Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge) and, that to the best of his or her knowledge, no event has occurred and remains in existence by reason of which payments on account of the principal of or interest or premium, if any, on the New Notes are prohibited.

The Company will, so long as any of the New Notes are outstanding, deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default, an Officers’

Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9. Other Obligors.

None.

Contents of Application For Qualification

This application for qualification comprises:

(a)	pages numbered 1 to 13, consecutively;

(b)	the statement of eligibility and qualification on Form T-1 of the Trustee under the New Indenture (included as Exhibit 25.1 hereto); and

(c)	the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description
Exhibit T3A.1	Articles of Organization of the Company, as amended (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-3, as amended (File No. 033-62125))

Exhibit T3A.2	Articles of Amendment to Articles of Organization dated November 10, 2005*

Exhibit T3A.3	Articles of Amendment to Articles of Organization dated August 29, 2008 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 2, 2008)

Exhibit T3A.5	Rights Agreement, dated as of April 30, 1999, between the Company and BankBoston, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 3, 1999)

Exhibit T3A.6	Amendment to Rights Agreement, dated as of February 14, 2003, between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.), as rights agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 14, 2003)

Exhibit T3A.7	Amendment No. 2 to Rights Agreement, dated as of January 27, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 to LTX Credence

Corporation’s Current Report on Form 8-K filed on January 28, 2004)

Exhibit T3A.8	Amendment No. 3 to Rights Agreement, dated as of March 7, 2008, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as rights agent (Incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008)

Exhibit T3A.9	Amendment No. 4 to Rights Agreement, dated as of June 20, 2008, between the Company and Computershare Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 23, 2008)

Exhibit T3B.1	By-laws of the Company, as amended (Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007)

Exhibit T3C.1	Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A.*

Exhibit T3E.1	Form of Exchange Agreement**

Exhibit T3F.1	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended*

Exhibit 25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended*

*	Filed herewith.
**	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, LTX-Credence Corporation, a corporation organized and existing under the laws of the Commonwealth of Massachusetts, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Milpitas, and State of California, on the 13th day of February, 2009.

LTX-CREDENCE CORPORATION
(SEAL)

	By:	/s/ David G. Tacelli
	Name:	David G. Tacelli
	Title:	Chief Executive Officer and President

Attest:	/s/ Mark Gallenberger
Name:	Mark Gallenberger
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit T3A.1	Articles of Organization of the Company, as amended (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-3, as amended (File No. 033-62125))

Exhibit T3A.2	Articles of Amendment to Articles of Organization dated November 10, 2005*

Exhibit T3A.3	Articles of Amendment to Articles of Organization dated August 29, 2008 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 2, 2008)

Exhibit T3A.5	Rights Agreement, dated as of April 30, 1999, between the Company and BankBoston, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 3, 1999)

Exhibit T3A.6	Amendment to Rights Agreement, dated as of February 14, 2003, between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.), as rights agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 14, 2003)

Exhibit T3A.7	Amendment No. 2 to Rights Agreement, dated as of January 27, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 to LTX Credence Corporation’s Current Report on Form 8-K filed on January 28, 2004)

Exhibit T3A.8	Amendment No. 3 to Rights Agreement, dated as of March 7, 2008, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as rights agent (Incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008)

Exhibit T3A.9	Amendment No. 4 to Rights Agreement, dated as of June 20, 2008, between the Company and Computershare Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 23, 2008)

Exhibit T3B.1	By-laws of the Company, as amended (Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007)

Exhibit T3C.1	Form of Indenture between the Company and The Bank of New York

Mellon Trust Company, N.A.*

Exhibit T3E.1	Form of Exchange Agreement**

Exhibit T3F.1	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended*

Exhibit 25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended*

*	Filed herewith.
**	To be filed by amendment.